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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 12b-25

                       NOTIFICATION OF LATE FILING

(Check One):        [  ] Form 10-K   [  ] Form 20-F     [  ] Form 11-K
                    [ X ] Form 10-Q     [  ] Form N-SAR

               For Period Ended: September 30, 2000
               [  ] Transition Report on Form 10-K
               [  ] Transition Report on Form 20-F
               [  ] Transition Report on Form 11-K
               [  ] Transition Report on Form 10-Q
               [  ] Transition Report on Form N-SAR
               For the Transition Period Ended:_______


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

     N/A
     ------------------------------------------------------------


PART I--REGISTRANT INFORMATION

     NORD PACIFIC LIMITED
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Full Name of Registrant:

     N/A
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Former Name if Applicable:
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     40 Wellington Row, Suite 2100, Scotia Plaza
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Address of Principal Executive
Office (Street and Number):
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     Saint John, New Brunswick, E2L 4S3, Canada
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City, State and Zip Code:

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed. (Check box if appropriate)

[    ]   (a)   The  reasons described  in  reasonable
               detail  in  Part  III of this Form  could  not  be
               eliminated   without   unreasonable   effort    or
               expenses;

[ X ]    (b)  The subject annual report, semi-annual
               report, transition report on Form 10-K, Form 20-K, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[    ]   (c)  The  accountant's statement  or  other
               exhibit  required  by  Rule  12b-25(c)  has   been
               attached if applicable.


PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Nord Pacific Limited has experienced turnover of key personnel in the Finance and Accounting Department.
     The Controller resigned April 30, and has not yet been replaced on a permanent basis. The Company has arranged for contractors and temporary employees to complete the preparation of the financial statements and allow the 10-Q to be filed as soon as possible.
     The Chief Financial Officer resigned May 31, and has not yet been replaced. Also permanent employees at the staff level have resigned during the last few months.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     W. Pierce Carson       505                    241-5820
     ----------------      -----               ----------------
     (Name)                (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
     [X] Yes   [   ] No

     ____________________________________________________________
___________

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be
     included in the subject report or portion thereof?   [   ]
     Yes  [ X ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The  Registrant is releasing its earnings statements for the
     periods ended          September 30, 2000
     contemporaneously with the filing of this Form 12b-25.  [   ] Yes
     [ X ] No


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                          NORD PACIFIC LIMITED
                          --------------------
               (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.





Date:    November 14, 2000                    By:  /s/ W. Pierce Carson
         -----------------                         --------------------
                                              Name: W. Pierce Carson
                                                   --------------------
                                              Title: President and CEO
                                                   --------------------